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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                   Filing No. 2 for the Month of August, 2001




                              Visible Genetics Inc.
                           (Exact name of Registrant)

             700 Bay Street, Suite 1000, Toronto ON, Canada M5G 1Z6
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F X Form 40-F __
                                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                              Yes __ No X




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                              VISIBLE GENETICS INC.

     On March 30, 2000, we entered into an Underwriting Agreement, with FleetBoston Robertson Stephens Inc., PaineWebber Incorporated, Warburg Dillon Read LLC and Roth Capital Partners, Inc., as representatives of the several underwriters named therein. In the underwriting agreement, we agreed to make generally available to our security holders and the representatives of the underwriters an earning statement covering the twelve month period ended June 30, 2001 and satisfying the requirements of Section 11(a) of the Securities Act of 1933, as amended. We hereby submit this Form 6-K and the earning statement attached hereto as Exhibit 1, in accordance with Section 11(a) of the Securities Act of 1933, as amended and Rule 158 promulgated thereunder and in satisfaction of our obligations under the underwriting agreement.

     This Form 6-K may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors which may cause our results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and our products, delays in product development, delays in making the new Atlanta manufacturing facility operational, and other risks detailed from time to time in our SEC filings, including our most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. We disclaim any intent or obligation to update these forward-looking statements.



Exhibit 1.        Earning Statement

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            VISIBLE GENETICS INC.


Date:  August 10, 2001                      By: /s/ THOMAS CLARKE
                                                -----------------
                                                Name: Thomas Clarke
                                                Title:  Chief Financial Officer